Gamify, Inc.
Statement of Changes in Shareholders' Equity
From January 23, 2017 (Inception) to Decmber 31, 2017
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, January 23, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Sale of shares	1,000,000	1,000	4,000		5,000
Issuance of shares for services	1,000,000	1,000	4,000		5,000
Contribution of developed software			44,000		44,000
Net loss				(18,446)	(18,446)
Balance, December 31, 2017	2,000,000 $	2,000 $	52,000 $	(18,446) $	35,554